

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 25, 2007

Mr. David Zaiken
Chief Executive Officer
Siberian Energy Group Inc.
275 Madison Avenue, 6th Floor
New York, NY 10016

> **Re:** **Siberian Energy Group Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 333-118902**

Dear Mr. Zaiken:

We have reviewed your Form 10-KSB for the fiscal year ended December 31, 2006, and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

General

1. We note that during 2004 and 2005 you filed a Form SB-2 and subsequent related amendments in connection with an offering of your shares by selling stockholders. Please provide us with a list of all sales activity under the registration statement that occurred subsequent to it becoming effective, in

February 2005, and the status of any remaining sales transactions expected to be made.

Financial Statements, page 38

Statements of Stockholders' Equity, page F-4

2.   The amount you indicate as having recorded for the geological data assets you acquired during 2006, in exchange for 1,900,000 shares of company stock, is reflected in this statement as $2,237,000. However, your corresponding disclosure in Note 1 on page F-8 indicates that the value you assigned to this asset acquisition was $2,700,000, resulting in an unexplained difference of $463,000.

Additionally, we note on page F-8 that the value you assigned to the geological data assets acquired of $2,700,000 does not coincide with the fair market value of the shares exchanged of $3,420,000 (1,900,000 shares at $1.80 per share, the closing share price of the company's common stock on the acquisition date, December 31, 2006).

Please reconcile these differences in value assigned to the geological data assets you acquired, and explain how your valuation of the common stock is consistent with the guidance in EITF 96-18 and SFAS 123(R).

Notes to Financial Statements, page F-6

Note 1 – Summary of Significant Accounting Policies, page F-6

The Company and Description of Business, page F-6

3.   We note that you recognized a "settlement gain" of $364,479, upon forming the joint venture with Baltic Petroleum Limited in 2005. We understand that you recognized this gain in order to adjust the existing negative investment account balance to zero. The accounting guidance in SAB Topic 5:H, IRQ 2, generally precludes recognition of gain associated with a change in the level of ownership of an investee when realization is not assured, such as when the investee is a newly-formed, non-operating, or development stage entity. Tell us the reasons you believe this does not apply to your situation, in making your determination that gain recognition was appropriate.

4.   We note that, on page F-8, you disclose that the acquisition value of geological data assets acquired was determined by an independent appraisal, prior to the acquisition. However, you did not identify the independent appraiser (expert) in your disclosure. We also note that you made a similar disclosure pertaining to this independent appraisal on page 7 of your filing. Please confirm to us that you obtained permission from the appraiser to refer to such expert assistance and, if so, amend your filing to properly identify the appraisal expert in your disclosures.

Foreign Currency Translation, page F-9

5.   Please expand your disclosure to identify the functional currencies utilized by you and your subsidiaries; and to differentiate between your handling of differences arising from remeasurement, compared to those arising from translation.

Oil and Gas Properties, page F-9

6.   We have read your accounting policy related to your application of the "ceiling test" that is required to be performed under the full cost method of accounting for oil and gas properties. However, it does not appear to fully comply with the specific requirements of Rule 4-10(c)(4) of Regulation S-X. For example, you state that the estimated present value determined is "discounted at a rate of future revenues." It is unclear what "rate" of future revenues you are using, and why. Also, you indicate that you add "the lower of cost or fair market value of unproved properties" to your cost limit determination. However, this additional item should be limited to only the unproved property costs *that are subject to amortization*. Accordingly, please revise your policy to fully conform to the requirements of the ceiling test and, if necessary, adjust your financial statements for any impacts resulting from the revision of your accounting policy.

Note 7 – Stock Option Plan, page F-12

7.   You disclose that you did not recognize stock option compensation expense through December 31, 2006, because you determined that the initial fair value of the stock options granted was minimal, in light of the start up nature of the organization. However, your conclusion appears to be inconsistent with the corresponding recognition of stock warrant expense of $841,177 during 2006, disclosed on page F-14, particularly considering that the prices of the stock options and stock warrants were similar ($0.60), and that such option price was below the high and low ranges of the company's stock price for 2006, as disclosed on page 23 of your filing. Accordingly, please revise your financial statements to reflect the appropriate amount of stock option compensation expense and related disclosures, or tell us why you believe no compensation

expense is required to be recognized at this time, following the guidance of SFAS 123(R).

Executive Compensation, page 48

8.   We note that although you describe various transactions utilizing common stock of the company, it is not clear from your disclosures how the value of such stock for each transaction was determined. For example, you disclose that, on August 16, 2005, your CEO agreed to forgive $62,500 of his accrued salary, in return for the issuance of 500,000 restricted shares of your common stock; and on page 49, you indicate that 350,000 restricted shares of common stock were issued to your CEO, in consideration for services rendered during 2006, which shares were valued at $504,000. Similar transactions are disclosed on pages 50, 84 and 87 of your filing. Please expand your disclosures for each of the transactions entailing the transference of common stock, to indicate how the value of such shares was determined. It should be clear how the valuation methodology and result compares to a measure utilizing the market value of the shares transferred, following the guidance in paragraphs 7 and 8 of SFAS 123(R).

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3686, with any other questions.

Sincerely,

Karl Hiller
Branch Chief